CUSIP No. 235906104                                           Page 1 of 25 Pages



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)


                           DAMEN FINANCIAL CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    235906104
                                 (CUSIP Number)

                                 Paul J. Duggan
                    Jackson Boulevard Capital Management, Ltd.
                                  53 W. Jackson
                             Chicago, Illinois 60604
                                 (312) 294-6440
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 16, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 235906104                                           Page 2 of 25 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification Number of Above Person (optional)
            Paul J. Duggan

2   Check The Appropriate Box If a Member of a Group               (a)[X]
                                                                   (b)[ ]

3   SEC Use Only

4   Source of Funds:  WC, OO

5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                    [ ]

6   Citizenship or Place of Organization
            United States

                   7    Sole Voting Power
                        246,400 shares
Number of
Shares             8    Shared Voting Power
Beneficially            116,000 shares
Owned By
Each Reporting     9    Sole Dispositive Power
Person With             246,400 shares

                   10   Shared Dispositive Power
                        116,000 shares

11  Aggregate Amount Beneficially Owned by Each Reporting Person
         362,400 shares

12  Check Box If The Aggregate Amount in Row (11) Excludes
    Certain Shares                                                    [ ]

13  Percent of Class Represented By Amount in Row (11)
         12.2%

14  Type of Reporting Person
    IN

CUSIP No. 235906104                                           Page 3 of 25 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification Number of Above Person (optional)
            Jackson Boulevard Capital Management, Ltd.

2   Check The Appropriate Box If a Member of a Group               (a)[X]
                                                                   (b)[ ]

3   SEC Use Only

4   Source of Funds:  WC, OO

5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                    [ ]

6   Citizenship or Place of Organization
            Illinois

                   7    Sole Voting Power
                        0 shares
Number of
Shares             8    Shared Voting Power
Beneficially            116,000 shares
Owned By
Each Reporting     9    Sole Dispositive Power
Person With             0 shares

                   10   Shared Dispositive Power
                        116,000 shares

11  Aggregate Amount Beneficially Owned by Each Reporting Person
         116,000 shares

12  Check Box If The Aggregate Amount in Row (11) Excludes
    Certain Shares                                                    [ ]

13  Percent of Class Represented By Amount in Row (11)
         3.9%

14  Type of Reporting Person
         CO

CUSIP No. 235906104                                           Page 4 of 25 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification Number of Above Person (optional)
            Jackson Boulevard Equities, L.P.

2   Check The Appropriate Box If a Member of a Group               (a)[X]
                                                                   (b)[ ]

3   SEC Use Only

4   Source of Funds:  WC, OO

5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                    [ ]

6   Citizenship or Place of Organization
            Illinois

                   7    Sole Voting Power
                        0 shares
Number of
Shares             8    Shared Voting Power
Beneficially            56,622 shares
Owned By
Each Reporting     9    Sole Dispositive Power
Person With             0 shares

                   10   Shared Dispositive Power
                        56,622 shares

11  Aggregate Amount Beneficially Owned by Each Reporting Person
         56,622 shares

12  Check Box If The Aggregate Amount in Row (11) Excludes
    Certain Shares                                                    [ ]

13  Percent of Class Represented By Amount in Row (11)
          1.9%

14  Type of Reporting Person
          PN

CUSIP No. 235906104                                           Page 5 of 25 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification Number of Above Person (optional)
            Jackson Boulevard Investments, L.P.

2   Check The Appropriate Box If a Member of a Group               (a)[X]
                                                                   (b)[ ]

3   SEC Use Only

4   Source of Funds:  WC, OO

5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                    [ ]

6   Citizenship or Place of Organization
            Illinois

                   7    Sole Voting Power
                        0 shares
Number of
Shares             8    Shared Voting Power
Beneficially            29,578 shares
Owned By
Each Reporting     9    Sole Dispositive Power
Person With             0 shares

                   10   Shared Dispositive Power
                        29,578 shares

11  Aggregate Amount Beneficially Owned by Each Reporting Person
         29,578 shares

12  Check Box If The Aggregate Amount in Row (11) Excludes
    Certain Shares                                                    [ ]

13  Percent of Class Represented By Amount in Row (11)
          1.0%

14  Type of Reporting Person
          PN

CUSIP No. 235906104                                           Page 6 of 25 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification Number of Above Person (optional)
            Jackson Offshore Fund, Ltd.

2   Check The Appropriate Box If a Member of a Group               (a)[X]
                                                                   (b)[ ]

3   SEC Use Only

4   Source of Funds:  WC, OO

5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                    [ ]

6   Citizenship or Place of Organization
            Tortolla, British Virgin Islands

                   7    Sole Voting Power
                        0 shares
Number of
Shares             8    Shared Voting Power
Beneficially            29,800 shares
Owned By
Each Reporting     9    Sole Dispositive Power
Person With             0 shares

                   10   Shared Dispositive Power
                        29,800 shares

11  Aggregate Amount Beneficially Owned by Each Reporting Person
         29,800 shares

12  Check Box If The Aggregate Amount in Row (11) Excludes
    Certain Shares                                                    [ ]

13  Percent of Class Represented By Amount in Row (11)
          1.0%

14  Type of Reporting Person
          CO

CUSIP No. 235906104                                           Page 7 of 25 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification Number of Above Person (optional)
            Vincent Cainkar

2   Check The Appropriate Box If a Member of a Group               (a)[X]
                                                                   (b)[ ]

3   SEC Use Only

4   Source of Funds:  PF

5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                    [ ]

6   Citizenship or Place of Organization
            United States

                   7    Sole Voting Power
                        100 shares
Number of
Shares             8    Shared Voting Power
Beneficially            4100 shares
Owned By
Each Reporting     9    Sole Dispositive Power
Person With             100 shares

                   10   Shared Dispositive Power
                        4100 shares

11  Aggregate Amount Beneficially Owned by Each Reporting Person
         4,200 shares

12  Check Box If The Aggregate Amount in Row (11) Excludes
    Certain Shares                                                    [ ]

13  Percent of Class Represented By Amount in Row (11)
          Less than 0.1%

14  Type of Reporting Person
          IN

CUSIP No. 235906104                                           Page 8 of 25 Pages


         This is Amendment No. 7 to the Schedule 13D filed jointly by Paul J. Duggan, Jackson Boulevard Capital Management, Ltd. (formerly known as Jackson Boulevard Fund, Ltd.) ("Jackson Capital"), Jackson Boulevard Equities, L.P. ("Jackson Equities"), Jackson Boulevard Investments, L.P. ("Jackson Investments"), Jackson Offshore Fund, Ltd. ("Jackson Offshore") (as of Amendment No. 6 to such Schedule 13D) and, as of this Amendment No. 7, Vincent Cainkar (collectively, the "Group") on October 10, 1995 (as earlier amended, the "Original 13D"), and relates to the common stock, $.01 par value (the "Common Stock"), of Damen Financial Corporation (the "Issuer"). The following items in the Original 13D are amended to read in their entirety as follows:

    ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D is being filed jointly by Paul J. Duggan, Vincent Cainkar, Jackson Capital, Jackson Equities, Jackson Investments and Jackson Offshore and relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 200 West Higgins Road, Schaumburg, Illinois 60195.

    ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) Jackson Capital and Jackson Offshore are Illinois corporations. Jackson Equities and Jackson Investments are Illinois limited partnerships. Jackson Offshore is a Tortolla, British Virgin Islands, corporation. The address of the principal business and the principal office of Jackson Capital, Jackson Equities, and Jackson Investments is 53 West Jackson Boulevard, Suite 400, Chicago, Illinois 60604. The address of the principal business and the principal office of Jackson Offshore is 31 Kildare Street, Dublin 2, Ireland.

         The principal business of Jackson Capital is serving as the general partner of Jackson Equities, Jackson Investments and other investment-oriented limited partnerships. The principal business of Jackson Equities, Jackson Investments and Jackson Offshore is buying and selling securities for investments, including in particular securities related to financial industries (including banks and thrifts).

         Jackson Capital is the sole general partner of Jackson Equities and Jackson Investments. Mr. Duggan is the sole stockholder, sole executive officer and sole director of Jackson Capital. Mr. Duggan controls (through Jackson Capital) all decisions regarding voting and investment of the shares of the Issuer held by Jackson Offshore. Mr. Duggan, David Blair and Peter Poole are the directors of Jackson Offshore; Mr. Blair is the managing director of Jackson Offshore. The business address of Mr. Blair and Mr. Poole is 31 Kildare Street, Dublin 2, Ireland. Mr. Blair's principal occupation is that of certified public accountant. Mr. Poole's principal occupation is that of money manager with Rathbone Management Services, a British Virgin Islands corporation. Mr. Duggan's principal occupation is money manager (through Jackson Capital) and his business address is 53 West Jackson Boulevard, Suite 400, Chicago, Illinois 60604.

CUSIP No. 235906104                                           Page 9 of 25 Pages


         Jackson Capital has a 7.7% ownership interest in Jackson Equities and a 5.1% ownership interest in Jackson Investments. Duggan is a limited partner of both Jackson Equities and Jackson Investments.

         Vincent Cainkar is an individual whose principal occupation is the practice of law, particularly as bond counsel. Mr. Cainkar currently serves as Attorney for the City of Burbank, Village of Evergreen Park, City of Hickory Hills, Village of McCook, Stickney Township and other local governmental entities. Mr. Cainkar's residential address is 8206 South Mobile, Burbank, IL 60459. Mr. Cainkar does not have any ownership interest in, nor does he serve as a partner, director or officer of Jackson Capital, Jackson Equities, Jackson Investments, or Jackson Offshore.

         The joint filing agreement of the members of the Group is filed herewith as Exhibit 1.

         (d)-(e) During the past five years, none of Mr. Duggan, Mr. Cainkar, Jackson Capital, Jackson Equities, Jackson Offshore or Jackson Investments has been convicted in a criminal proceeding (excluding traffic violations), and none of Mr. Duggan, Mr. Cainkar, Jackson Capital, Jackson Equities, Jackson Offshore or Jackson Investments has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Duggan and Mr. Cainkar are citizens of the United States.

ITEM 4.  PURPOSE OF TRANSACTION

         The Group's goal is to profit from appreciation in the market price of the Common Stock. The Group expects to actively assert shareholder rights, in the manner described below, with the purpose to influence the policies of the Issuer, in particular with the intent of influencing a business combination involving the Issuer.

         By letter dated February 3, 1997, Mr. Duggan expressed to the Issuer his disappointment with the Issuer's business situation and suggested courses of action, including the addition of a specific individual as a member of the Issuer's Board of Directors. A copy of that letter is attached as Exhibit 2. By letter dated December 5, 1997, Mr. Duggan wrote to the members of the Issuer's Board of Directors to advise the Issuer of his continued disappointment with the financial performance of the Issuer. The letter listed certain steps that the Issuer should implement. A copy of that letter is attached as Exhibit 3.

         By letter dated December 17, 1997, Mr. Duggan submitted a notice of intent to introduce a stockholders' proposal at the 1998 annual meeting of stockholders of the Issuer and to nominate two persons for election as directors at that meeting. A copy of that letter is attached as Exhibit 4. By letter dated December 23, 1997, the Issuer refused to allow Mr.

CUSIP No. 235906104                                          Page 10 of 25 Pages


Duggan to present the stockholder's proposal or to nominate candidates for election to the Board of Directors. A copy of that letter is attached as Exhibit 5.

         By letter dated December 30, 1997, Mr. Duggan suggested an alternative stockholders' proposal. A copy of that letter is attached as Exhibit 6. Also by letter dated December 30, 1997, Mr. Duggan requested that the Issuer provide him with a stockholder list and certain other related materials. A copy of that letter is attached as Exhibit 7. After additional discussion and correspondence, the Issuer provided Mr. Duggan with access to stockholder list materials. Prior to the annual meeting of stockholders, Mr. Duggan also corresponded and held discussions with the Issuer regarding the inability of Mr. Duggan to vote shares held in excess of the 10% voting limitation contained in the Issuer's Certificate of Incorporation.

         By letter dated December 30, 1997, Mr. Duggan gave notice of his intent to nominate two persons for election to the Board of Directors of the Issuer. A copy of that letter is attached as Exhibit 8. By letter dated January 2, 1998, the Issuer refused to permit the presentation of a stockholder proposal by Mr. Duggan or the nomination of candidates for election to the Board of Directors. A copy of that letter is attached as Exhibit 9. By letter of his counsel dated January 5, 1998, Mr. Duggan responded to the Issuer. A copy of that letter is attached as Exhibit 10. By letter dated January 7, 1998, the Issuer responded to the letter of Mr. Duggan's counsel. A copy of that letter is attached as Exhibit
11. The Issuer, Mr. Duggan and the other individual Mr. Duggan intended to nominate for election to the Board of Directors discussed circumstances under which Mr. Duggan would withdraw his notice of intent to nominate. A copy of a letter written by counsel to the Issuer regarding those discussions, dated January 8, 1998, is attached as Exhibit 12.

         By letter dated August 18, 1998, Mr. Duggan submitted a notice of intent to introduce a stockholders' proposal at the 1999 annual meeting of stockholders of the Issuer. A copy of that letter is attached as Exhibit 13. By letter dated August 24, 1998, Mr. Duggan expressed to the Issuer his disappointment with the Issuer's business situation and suggested courses of action. A copy of that letter is attached as Exhibit 14.

         By letter dated November 16, 1998, Mr. Duggan submitted a notice of proposal to nominate Paul J. Duggan, Vincent Cainkar and J. Dennis Huffman for election to the Board of Directors of the Issuer. A copy of the letter and the supporting materials thereto is attached as Exhibit 15. Also by letter dated November 23, 1998, Mr. Duggan requested that the Issuer provide him with a stockholder list and certain other related materials. A copy of that letter is attached as Exhibit 16.

         The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D. The Group intends to continue to explore

CUSIP No. 235906104                                          Page 11 of 25 Pages


the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) By virtue of his control over the stock personally owned by him and that owned by Jackson Capital, Jackson Equities, Jackson Investments and Jackson Offshore, Mr. Duggan beneficially owns 362,400 of the 366,500 shares of the Common Stock owned by members of the Group, constituting approximately 12.2% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares (2,967,154) reported on the Issuer's Quarterly Report on Form 10-Q filed on August 14, 1998. Jackson Capital beneficially owns only the 116,000 shares held in the names of Jackson Equities, Jackson Investments and Jackson Capital, constituting approximately 3.9% of the issued and outstanding shares of the Common Stock. Jackson Equities beneficially owns only the 86,422 shares of the Common Stock it holds in its own name, constituting approximately 1.9% of the issued and outstanding shares of the Common Stock. Jackson Investments beneficially owns only the 29,578 shares of the Common Stock it holds in its own name, constituting approximately 1.0% of the issued and outstanding shares of the Common Stock. Jackson Offshore beneficially owns only the 29,800 shares of the Common Stock it holds in its own name, constituting approximately 1.0% of the issued and outstanding shares of the Common Stock. None of Mr. Duggan, Jackson Capital, Jackson Equities, Jackson Investments or Jackson Offshore otherwise beneficially owns any shares of the Common Stock. Vincent Cainkar beneficially owns 100 shares of Common Stock held in his own name and 4,100 shares of Common Stock held jointly by him and Cathy M. Cainkar.

         (b) With respect to the shares described in (a) above, Mr. Duggan has sole voting and investment power with regard to the 246,400 shares held by Mr. Duggan. Mr. Duggan, Jackson Capital, Jackson Equities, Jackson Investments and Jackson Offshore have shared voting and investment power with regard to the 116,000 shares held by Jackson Equities, Jackson Investments and Jackson Offshore. Mr. Cainkar has sole voting and investment power with regard to the 100 shares held in his own name and has shared voting and investment power with respect to the 4,100 shares held jointly by him and Cathy M. Cainkar. Cathy M. Cainkar is an individual whose residential address is 8206 South Mobile, Burbank, IL 60459. Mrs. Cainkar does not have any ownership interest in, nor does she serve as a partner, director or officer of Jackson Capital, Jackson Equities, Jackson Investments, or Jackson Offshore. During the past five years, Mrs. Cainkar has not been convicted in a criminal proceeding (excluding traffic violations), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 235906104                                          Page 12 of 25 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


     No.  Description
     ---  -----------
     1    Joint Filing Agreement

     2    Letter from Paul J. Duggan to Mary Beth Poronsky Stull, dated February
          3, 1997.*

     3 Letter from Paul J. Duggan to the Board of Directors of the Issuer, dated December 5, 1997.*

     4    Letter from Paul J. Duggan to Janine M. Poronsky, dated December 17,
          1997.*

     5    Letter from Janine M. Poronsky to John M. Klimek, dated December 23,
          1997.*

     6    Letter from Paul J. Duggan to Janine M. Poronsky, dated December 30,
          1997.*

     7    Letter from Paul J. Duggan to Janine M. Poronsky, dated December 30,
          1997.*

     8    Letter from Paul J. Duggan to Janine M. Poronsky, dated December 30,
          1997.*

     9    Letter from Janine M. Poronsky to John M. Klimek, dated January 2,
          1998.*

     10   Letter from John M. Klimek to Janine M. Poronsky, dated January 5,
          1998.*

     11   Letter from Janine M. Poronsky to John M. Klimek, dated January 7,
          1998.*

     12   Letter from Kip A. Weissman, P.C. to Vincent Cainkar, dated January 8,
          1998.*

     13   Letter from Paul J. Duggan to Janine M. Poronsky, dated August 18,
          1998.*

     14   Letter from Paul J. Duggan to Mary Beth Poronsky Stull, dated August
          24, 1998.*

     15.  Letter from Paul J. Duggan to Janine M. Poronsky, dated November 16,
          1998.

     16.  Letter from Paul J. Duggan to Janine M. Poronsky, dated November 25,
          1998.

-----------------
*Filed as part of the Original 13D.

CUSIP No. 235906104                                          Page 13 of 25 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 23, 1998

                          /s/ Paul J. Duggan
                          Paul J. Duggan, an individual


                          Jackson Boulevard Capital Management, Ltd.

                               By: /s/ Paul J. Duggan
                                   Paul J. Duggan, President


                          Jackson Boulevard Equities, L.P.

                          By:  Jackson Boulevard Capital Management, Ltd.,
                                General Partner

                               By: /s/ Paul J. Duggan
                                   Paul J. Duggan, President


                          Jackson Boulevard Investments, L.P.

                          By:  Jackson Boulevard Capital Management, Ltd.,
                                General Partner

                               By: /s/ Paul J. Duggan
                                   Paul J. Duggan, President


                          Jackson Offshore Fund, Ltd.

                               By: /s/ Paul J. Duggan
                                   Paul J. Duggan


                          /s/ Vincent Cainkar
                          Vincent Cainkar, an individual

CUSIP No. 235906104                                          Page 14 of 25 Pages


                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.


Date: November 23, 1998

                          /s/ Paul J. Duggan
                          Paul J. Duggan, an individual


                          Jackson Boulevard Capital Management, Ltd.

                               By: /s/ Paul J. Duggan
                                   Paul J. Duggan, President


                          Jackson Boulevard Equities, L.P.

                          By:  Jackson Boulevard Capital Management, Ltd.,
                                General Partner

                               By: /s/ Paul J. Duggan
                                   Paul J. Duggan, President


                          Jackson Boulevard Investments, L.P.

                          By:  Jackson Boulevard Capital Management, Ltd.,
                                General Partner

                               By: /s/ Paul J. Duggan
                                   Paul J. Duggan, President


                         /s/ Vincent Cainkar
                         Vincent Cainkar, an individual

CUSIP No. 235906104                                          Page 15 of 25 Pages


                                                                      EXHIBIT 15


                                             November 16, 1998



Ms. Janine Poronsky
Damen Financial Corp.
200 West Higgins Road
Schaumburg, IL  60195-3780

Dear Ms. Poronsky:

     Pursuant to the Bylaws of Damen Financial Corporation, I am hereby submitting notice that I propose to nominate and hereby nominate the following three individuals as eligible for election to the Board of Directors of Damen Financial Corporation.


     1.   Paul J. Duggan
     2.   Vincent Cainkar
     3.   J. Dennis Huffman

     Pursuant to your Bylaws, I am including the following for each individual:

     1. Written consent to being named in the proxy statement as a nominee and to serving as a director if elected.
     2. Biographies of Paul Duggan, Vincent Cainkar and J. Dennis Huffman which comply with the information requirements of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended.
     3. The name and addresses as they appear in the corporation books of such stockholder and the class and number of shares of the corporation's capital stock that is beneficially owned by each stockholder.


Very truly yours,



Paul J. Duggan, an individual

PJD/sr
Enclosure

CUSIP No. 235906104                                          Page 16 of 25 Pages



                                                       November 16, 1998



                           Ms. Janine Poronsky
                           Damen Financial Corp.
                           200 West Higgins Road
                           Schaumburg, IL  60195-3780

                           Dear Ms. Poronsky:

                                    I hereby consent to my nomination for
                           election as a director of Damen Financial
                           Corporation. Further, I am willing to serve as a director if elected.

                           Very truly yours,



                           J. Dennis Huffman, shareholder
                           Damen Financial Corporation
                           10549 South Talman Avenue
                           Chicago, IL  60655

CUSIP No. 235906104                                          Page 17 of 25 Pages


                                                       November 16, 1998




                           Ms. Janine Poronsky
                           Damen Financial Corp.
                           200 West Higgins Road
                           Schaumburg, IL  60195-3780

                           Dear Ms. Poronsky:

                                    I hereby consent to my nomination for
                           election as a director of Damen Financial
                           Corporation. Further, I am willing to serve as a director if elected.



                           Very truly yours,



                           Vincent Cainkar, shareholder
                           Damen Financial Corporation
                           8206 South Mobile
                           Burbank, IL  60459

CUSIP No. 235906104                                          Page 18 of 25 Pages


                                                    November 16, 1998




                           Ms. Janine Poronsky
                           Damen Financial Corp.
                           200 West Higgins Road
                           Schaumburg, IL  60195-3780

                           Dear Ms. Poronsky:

                                    I hereby consent to my nomination for
                           election as a director of Damen Financial
                           Corporation. Further, I am willing to serve as a director if elected.



                           Very truly yours,



                           Paul J. Duggan, shareholder
                           Damen Financial Corporation

CUSIP No. 235906104                                          Page 19 of 25 Pages


PAUL DUGGAN, AGE 48 AND A LIFE LONG RESIDENT OF THE CHICAGO AREA, IS A LICENSED CPA IN THE STATE OF ILLINOIS. MR. DUGGAN OWNS AND MANAGES THE CONSULTING FIRM OF DUGGAN AND ASSOCIATES WHICH SPECIALIZES IN LITIGATION CONSULTING AND MANAGES JACKSON BOULEVARD PARTNERS, AN INVESTMENT CONSULTING FIRM IN DOWNTOWN CHICAGO.

MR. DUGGAN HAS SERVED AS AN EXPERT WITNESS IN COMMERCIAL LITIGATION ISSUES, IN DAMAGES ANLAYSIS AREAS AND HAS TESTIFIED IN FEDERAL COURT IN CHICAGO, SACRAMENTO, SAN FRANCISCO, DETROIT AND OTHER VENUES ON ISSUES CONCERNING BUSINESS VALUATION, INTELLECTUAL PROPERTY, UNJUST ENRICHMENT, AND VARIOUS DAMAGES AREAS.

MR. DUGGAN IS ALSO PRESIDENT OF JACKSON BOULEVARD CAPITAL MANAGEMENT, LTD. (JACKFUND) A HEDGE FUND MANAGEMENT FIRM. JACKFUND OFFERS MONEY MANAGEMENT AND VENTURE CAPITAL ACTIVITIES IN ADDITION TO MANAGING HEDGE FUNDS WHICH CONCENTRATE IN INVESTING IN THE THRIFT AND SMALL CAP BANK AREAS.

MR. DUGGAN CURRENTLY MANAGES PORTFOLIOS WITH INVESTMENTS IN THRIFTS IN EXCESS OF $70 MILLION AS WELL AS OVER $10 MILLION IN VENTURE CAPITAL AND PRIVATE REAL ESTATE PARTNERSHIPS. MR. DUGGAN RECEIVED HIS B.B.A. IN BUSINESS ADMINISTRATION FROM LOYOLA UNIVERSITY OF CHICAGO IN 1974 AND HIS CPA IN THE STATE OF ILLINOIS IN 1975.

MR. DUGGAN OWNS 246,400 SHARES AND VOTES 116,000 SHARES ON BEHALF OF JACKSON BOULEVARD EQUITIES, L.P. AND JACKSON BOULEVARD INVESTMENTS, L.P. HEDGE FUNDS MANAGED BY JACKSON BOULEVARD CAPITAL MANAGEMENT, LTD. THIS TOTALS 362,400 SHARES.

MY ADDRESS OF RECORD FOR 400 SHARES OWNED IN THE NAME OF PAUL J. DUGGAN AS IT APPEARS ON THE COMPANY'S BOOKS IS 53 WEST JACKSON BOULEVARD, SUITE 400, CHICAGO, IL 60604. THE REMAINDER OF THE SHARES ARE HELD IN STREET NAME BY BEAR STEARNS SECURITIES CORPORATION, ONE METROTECH CENTER NORTH, 4TH FLOOR, BROOKLYN, NY 11201-3859.

CUSIP No. 235906104                                          Page 20 of 25 Pages


VINCENT CAINKAR, AGE 49 AND A LIFE LONG RESIDENT OF THE CHICAGO AREA, IS A LICENSED ATTORNEY IN THE STATES OF ILLINOIS AND FLORIDA AND A LICENSED REAL ESTATE BROKER IN THE STATE OF ILLINOIS.

HE IS IN PRIVATE LEGAL PRACTICE AND CURRENTLY SERVES AS ATTORNEY FOR THE CITY OF BURBANK, VILLAGE OF EVERGREEN PARK, CITY OF HICKORY HILLS, VILLAGE OF McCOOK, STICKNEY TOWNSHIP AND OTHER LOCAL GOVERNMENTAL ENTITIES.

HE IS A NATIONALLY RECOGNIZED BOND COUNSEL AND RENDERED LEGAL OPINIONS ON BOND ISSUES IN EXCESS OF $200,000,000 AND HAS RENDERED LEGAL ADVICE TO SEVERAL CHICAGO AREA BANKING INSTITUTIONS. MR. CAINKAR IS AN INDEPENDENT INVESTOR AND FOUNDER OF SEVERAL REAL ESTATE ENTITITES THAT HAVE DEVELOPED CHICAGO AREA COMMERCIAL AND RESIDENTIAL PROJECTS.

MR. CAINKAR RECEIVED HIS B.A. IN CHEMISTRY FROM ST. LOUIS UNIVERSITY IN 1971 AND HIS J.D. FROM THE DePAUL UNVIERSITY COLLEGE OF LAW IN 1974.

VINCENT CAINKAR IS THE BENEFICIAL OWNER OF 4,100 SHARES OF DAMEN FINANCIAL CORPORATION HELD IN THE NAME OF MORGAN STANLEY & CO., ONE PIERREPONT PLAZA, 10TH FLOOR, BROOKLYN, NY 11201, IN ACCOUNTS WITH HIS WIFE, CATHY M. CAINKAR, AND AS BENEFICIARY OF THE LOUIS F. CAINKAR, LTD. PROFIT SHARING PLAN. VINCENT CAINKAR OWNS 100 SHARES OF DAMEN FINANCIAL CORPORATION WITH HIS WIFE, CATHY M. CAINKAR, REGISTERED IN THEIR NAMES AT 6215 WEST 79TH STREET, BURBANK, IL 60459.

CUSIP No. 235906104                                          Page 21 of 25 Pages


J. DENNIS HUFFMAN, AGE 55, HAS RESIDED IN THE CHICAGO AREA SINCE 1969 WHEN HE WAS DISCHARGED FROM THE US AIR FORCE AFTER SERVING 5 YEARS AS A MILITARY PILOT. HE IS CURRENTLY A PARTNER IN DHK DEVELOPMENT CORP, DEVELOPER AND LEASING AGENT FOR COMMERCIAL AND RESIDENTIAL REAL ESTATE AND AN ACTIVE TRADER ON THE FLOOR OF THE CHICAGO BOARD OF TRADE.

MR. HUFFMAN SPENT 20 YEARS IN THE BANKING BUSINESS BEFORE LEAVING THE POSITION OF CHIEF OPERATING OFFICER OF BEVERLY BANK, THE LEAD BANK FOR BEVERLY BANCORP. HE WAS A BANK DIRECTOR AND SERVED AS BOARD LAISON BETWEEN THE CLIENT BANKS.

MR. HUFFMAN GRADUATED FORM DEPAUL UNIVERSITY AND HOLDS AN MBA FROM NORTHWESTERN UNIVERSITY'S KELLOGG GRADUATE SHCOOL OF MANAGEMENT. MR. HUFFMAN BENEFICIALLY OWNS 1,000 SHARES OF DAMEN FINANCIAL CORPORATION STOCK HELD IN HIS IRA ACCOUNT, CUSTODIAN IS RAUSCHER PIERCE REFNES & CO., 515 OLIVE STREET, ST. LOUIS, MO 63101.

CUSIP No. 235906104                                          Page 22 of 25 Pages


                                                                      EXHIBIT 16

                                 PAUL J. DUGGAN
                            53 West Jackson Boulevard
                          Suite 400, Chicago, IL 60604



                                November 25, 1998

VIA HAND DELIVERY

Damen Financial Corporation
200 West Higgins Road
Schaumburg, Illinois 60195
Attn: Janine M. Poronsky, Secretary

VIA FEDERAL EXPRESS

Damen Financial Corporation
c/o Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016


         Re: Stockholder Demand for Inspection of Stocklist Materials

Ladies and Gentlemen:

         The undersigned, Paul J. Duggan, is the record owner of common stock of Damen Financial Corporation. ("Damen Financial" or the "Company"), a Delaware corporation. Pursuant to Section 220 of the Delaware General Corporation Law, the undersigned hereby demands the right (in person or by its attorney or other agent), during the usual business hours, to inspect the following records and documents of the Company (the "Stocklist Materials") and to make copies or extracts therefrom:

          A complete record or list of the Company's stockholders, certified by its transfer agent(s) and/or registrar(s), showing the name and address of each stockholder

CUSIP No. 235906104                                          Page 23 of 25 Pages

     and the number of shares registered in the name of each such stockholder as of the most recent date available;

          A magnetic computer tape or disk containing a list of the Company's stockholders showing the names and addresses of each stockholder and number of shares registered in the name of each such stockholder as of the most recent date available, together with such computer processing data and directions as are necessary to make use of such magnetic computer tape or disk, and a printout of such magnetic computer tape or disk for verification purposes;

          A list of all stockholders arranged in descending order by number of shares, showing the name and address of each stockholder; a complete record or list of any participants in any employee stock purchase, ESOP plan, or other plan for the purchase of shares, showing the name and address of each participant and the number of shares credited to the participant's account; a magnetic tape(s) or disk containing this information with same computer processing data and directions as requested in (b) above; a correct and complete copy of the plan(s) documents, including any amendments of such plan(s);

          All daily transfer sheets showing changes in the list of the Company's stockholders referred to in paragraph (a) above which are in or come into the possession of the Company or its transfer agent from the date of such list to the date of the Company's annual meeting or any meeting held as a result of any postponement or adjournment thereof;

          All information in or which comes into the Company's possession or control or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or nominees of any central certificate depository system concerning the number and identity of the actual beneficial owners of the Company's stock, including a breakdown of any holders in the name of Cede & Co., Kray & Co., Philadep, and other similar nominees;

          All information in or which comes into the Company's possession or control or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting beneficial owners of the Company's stock ("NOBO's") in the format of a printout in descending order balance and on a magnetic computer tape or disk with the computer processing data or directions that are necessary to make use of such magnetic computer tape or disk (such information with respect to brokers and dealers is readily available to the Company under Rule 14b-1 of the Securities Exchange Act of 1934, as amended, from Independent Election Corporation of America and ADP Proxy Services);

          A stop list or stop lists relating to any Common Stock as of the date of the list referred to in paragraph (a) above;

          A true and correct copy of the Company's bylaws and articles of incorporation, including any amendments thereto, in effect on the date hereof; and

CUSIP No. 235906104                                          Page 24 of 25 Pages


          The information and records specified in paragraphs (a), (b), (c), (e) and (f) above as of any record date for stockholder action set by the Board of Directors, by operation of law or otherwise; the information and records specified in paragraph (e) on a weekly basis up until any shareholders' meeting.

         The purpose of this demand to inspect the Stocklist Materials is to enable the undersigned to communicate with stockholders regarding their investment as stockholders, including, without limitation, to communicate with stockholders regarding a possible proxy solicitation relating to the election of directors of nominated by Paul J. Duggan pursuant to that certain letter dated November 16, 1998 from Paul J. Duggan to Janine Poronsky.

         If the Stocklist Materials will be made available in the State of Delaware, please advise Kenneth J. Nachbar of Morris, Nichols, Arsht & Tunnell, 1201 N. Market Street, P.O. Box 1347, Wilmington, Delaware 19801, (302) 658-9200, where and when the Stocklist Materials will be available. If the Stocklist Materials will be made available in any other location, please advise Phillip M. Goldberg of Foley & Lardner, 330 N. Wabash Avenue, Suite 3300, Chicago, Illinois 60611, (312) 755-2579, where and when the Stocklist Materials will be available. The undersigned hereby authorizes Kenneth J. Nachbar of Morris, Nichols, Arsht & Tunnell, and Phillip M. Goldberg of Foley & Lardner, and each of his respective partners, associates, employees, and any other persons to be designated by them, acting together, singly or in combination, to conduct the inspection and copying herein demanded.

                                 Very truly yours,



                                 Paul J. Duggan

CUSIP No. 235906104                                          Page 25 of 25 Pages


STATE OF ILLINOIS           )
                            ) SS.
COUNTY OF COOK              )


     BE IT REMEMBERED that, the undersigned, Paul J. Duggan, personally appeared before me, who being duly sworn, deposes and says:

         That the foregoing is his letter of demand for the inspection of designated books and records for Damen Financial Corporation and that the statements made in such letter are true and correct.

         That the letter contains a designation of Kenneth J. Nachbar and Philip
M. Goldberg and each of his respective partners and employees and other person to be designated by them, acting together, singly or in combination as the undersigned's attorney or agent to conduct such inspection, and that the foregoing and this verification are the undersigned's power of attorney authorizing the foregoing persons to act on behalf of the undersigned.



                                         ---------------------------------------
                                         Paul J. Duggan


SWORN TO AND SUBSCRIBED BEFORE ME
this ______ day of November, 1998.



-----------------------------------------
                 Notary Public



My Commission Expires:
                      -------------------